As filed with the Securities and Exchange Commission on May 17, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

STREETSHARES, INC.

(Exact name of issuer as specified in its charter)

Delaware	6199	46-4390152
State or other jurisdiction of incorporation	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number

1985 Isaac Newton Square West, Suite 103

Reston, VA 20190

Telephone: (571) 325-2966

(Address, and telephone number of issuer’s principal executive offices)

Mark L. Rockefeller

Chief Executive Officer

StreetShares, Inc.

1985 Isaac Newton Square West, Suite 103

Reston, VA 20190

Telephone: (571) 325-2966

(Name, address, and telephone number, of agent for service)

with copies to:

Hayley Chang, Esq. General Counsel and Chief Compliance Officer StreetShares, Inc. 1985 Isaac Newton Square West, Suite 103 Reston, VA 20190 Telephone: (571) 325-2966	Brian S. Korn, Esq. Manatt, Phelps & Phillips, LLP 7 Times Square New York, NY 10036 Telephone: (212) 790-4500

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in the offering circular and the amendments and supplements thereto. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of the offering circular for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are an online platform for small business loans. As of May 1, 2016, we have originated more than $8.7 million in loans and collected more than $4.0 million in customer payments since we made our first loan in July 2014. To date, we have primarily generated revenue through auction success fees, origination fees, servicing fees we charge to institutional and accredited investors, and net interest revenues.

Operating Results

Revenues

For the first six months of the fiscal year beginning July 1, 2015, we had revenues of $145,019 compared to $1,973 for the first six months of the fiscal year beginning July 1, 2014. The increase is a result of increased loan volume, which generated additional revenue through auction success fees, origination fees, servicing fees, and net interest revenues.

Operating Expenses

For the first six months of the fiscal year beginning July 1, 2015, we had operating expenses of  $1,479,970 compared to $670,369 for the first six months of the fiscal year beginning July 1, 2014. The largest line items of operating expenses were payroll, payroll taxes, and professional fees.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have funded our lending activities and operations primarily through equity and convertible debt financings, lines of credit, revenues, and institutional and accredited investments in our loans.

Equity and Convertible Debt Financings

In May 2014, we raised approximately $1.2 million from the combined issuance of equity in the form of preferred stock and convertible debt in the form of promissory notes that subsequently converted into preferred stock. In May 2015, we raised approximately $2.45 million in the form of convertible promissory notes that subsequently converted into preferred stock, and on February 24, 2016, we raised approximately $4.56 million from the issuance of equity in the form of preferred stock.

Bank Line of Credit

In June 2014 and December 2014, we closed on lines of credit from EagleBank for a maximum of $100,000 and $400,000, respectively. In January 2016, we closed on an additional line of credit that is provided by Endeavor Capital Fund, LP (“Endeavor”) for a maximum of  $350,000. As of May 1, 2016, our balance under the EagleBank line was $0, and our balance under the Endeavor line was $314,642.

Operating Activities

Cash flows from operating activities primarily include net losses adjusted for (i) non-cash items included in net losses, including provisions for loan losses, depreciation and amortization expense, amortization of debt issuance costs, stock-based compensation expense, and (ii) changes in the balances of operating assets and liabilities, which can vary significantly in the normal course of business due to the amount and timing of various payments.

Operating and Capital Expenditure Requirements

We are continuing equity capital raising efforts at least until June 2016. We may raise up to $2.44 million from the issuance of preferred stock. We expect those funds, together with the net proceeds from this debt offering, our existing cash reserves, and borrowing capacity under our existing lines of credit

1

to be sufficient to meet our anticipated cash operating expense and capital expenditure requirements for our company’s near-term growth plan. If those funds are insufficient to satisfy our liquidity requirements, we will seek additional equity or debt financing. The sale of equity may result in dilution to our stockholders and those securities may have rights senior to those of our common shares. If we raise additional funds through the issuance of additional debt, the agreements governing such debt could contain covenants that would restrict our operations and such debt would rank senior to shares of our common stock. We may require additional capital beyond our currently anticipated amounts and additional capital may not be available on reasonable terms, or at all.

Trends and Key Factors Affecting Our Performance

Investment in Long-Term Growth.   The core elements of our growth strategy include acquiring new customers, broadening our distribution capabilities through strategic partners, enhancing our data and analytics capabilities, expanding our product offerings, extending customer lifetime value, and expanding geographically. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly our sales and marketing and technology and analytics expenses. These investments are intended to contribute to our long-term growth, but they may affect our near-term profitability.

Originations.   Our revenues have grown since our inception in 2013 primarily as a result of launching our first loan product in July 2014 and subsequent growth in originations. Growth in originations has been driven by the addition of new borrowers, increasing business from existing and previous borrowers, and increasing average loan size, as other factors such as effective interest yields and annual loan loss rates have changed as well.

Future growth will continue to depend, in part, on attracting new customers on both the borrower and investor side of our platform. We plan to increase our sales and marketing spending to attract these investors as well as continuing to increase our analytics spending to better identify potential borrowers. We continue to expect to rely on the veterans affinity networks for borrower acquisition and investor growth. We also originate loans through our direct marketing and strategic partner channels, and we expect to continue to see results from our investments in these channels.

We believe the behavior of our repeat borrowers will be important to our future growth. The extent to which we generate repeat business from our borrowers will be an important factor in our continued revenue growth and our visibility into future revenue.

Summary of Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our unaudited interim financial statements. The preparation of these interim financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are fully described in Note 2 to our consolidated financial statements appearing elsewhere in this filing, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Cash and Cash Equivalents.   The term “cash,” as used in the accompanying consolidated financial statements, includes currency on hand and checking, savings, and money market accounts held with financial institutions. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be a considered a cash equivalent. We maintain our cash in bank accounts, which at times may exceed Federal Deposit Insurance Corporation limits. As of December 31, 2015, interest-bearing and non-interest-bearing accounts held in an insured institution are aggregated and guaranteed by the Federal Deposit Insurance Corporation up to $250,000. We have not experienced any losses in such accounts and we believe these funds are not exposed to any significant liquidity risk.

2

Loan Assets.   We originate term loans that can be categorized as short-term (maturity less than 1 year) and long-term (maturity greater than 1 year). We value the full value of our loans at the outstanding value of principal reduced by a valuation allowance for loan losses estimated as of the balance sheet date. As of December 31, 2015, we had originated 301 term loans and reported $4,080,471 in outstanding loan assets.

Allowance for Loan Losses.   The allowance for loan losses (“ALL”), is established through periodic charges to the provision for loan losses. Loan losses are charged against the ALL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALL.

We evaluate the creditworthiness of the portfolio on an aggregated basis. We use a proprietary forecasted loss rate at origination for new loans that have not had the opportunity to make payments when they are first funded. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrower’s ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, seasonality, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loans resulting in increased delinquencies and loan losses and could require additional provisions for credit losses, which could impact future periods. As of December 31, 2015, we had originated 301 term loans and reported $4,080,471 outstanding loan assets.

Impaired and Charged Off Loans.   Our loans are paid back on a weekly basis. We consider a loan to be late when no payment is made after 7 days since the payment due date. Loans with no payments after 14 days since the payment due date are considered to be delinquent and impairments are applied. The Company continues to accrue interest on late and delinquent loans. Loans are returned to current status when the Company receives all accrued payments, interest, and, fees required with the original amortization schedule and, in our judgment, will continue to make their payments as scheduled.

Generally, after 150 days of no loan payment, we will make an assessment of whether an individual loan should be charged off based on the payment status and information gathered through collection efforts. A loan is charged off when we determine it is probable that we will be unable to collect all of the remaining principal payments. In certain circumstances, loans may be charged off at an earlier or later date. Loans for which the business borrower has filed for bankruptcy may be charged off earlier based on the date of bankruptcy notification.

Property, Equipment, and Software.   Property, equipment, and software (“PE&S”), consists of computers and electronics, office equipment and furniture, and capitalized internal-use software costs. PE&S are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are recognized over the estimated useful lives of the assets using the straight-line method. For electronics, the Company estimates a 5-year useful life. All other PE&S assets are estimated to have a 2-to-5-year useful life or lease-term, if shorter, for leasehold improvements.

Our internally developed software includes the costs incurred to develop the website, platform, and other affiliated costs are capitalized beginning when the preliminary project stage is completed, we have authorized funding, and it is probable that the project will be completed and used to perform its intended function. Capitalized software costs primarily include salary costs for employees directly involved in the development efforts, software licenses acquired, and fees paid to outside consultants and contractors.

Software development costs incurred prior to meeting the criteria for capitalization and costs incurred for training and maintenance are expensed as incurred. Certain upgrades and enhancements to existing software that result in additional functionality are capitalized. Capitalized software development costs are amortized using the straight-line method over their expected useful lives, generally 2 to 5 years.

Loans and Payable to Investors.   The Company uses Member Payment Dependent Notes (“MPDNs”) to fund a portion of loans to borrowers. MPDNs are unregistered securities that are dependent upon the performance of a portion of the Company’s note to the borrower. MPDNs are available to accredited investors only. Those investors specify the amount and rate they require to fund that portion of the loan and the term to maturity matches the term of the underlying note. If the loan performs according to its terms, the investor receives the principal and interest portions of the loan in proportion to their investment, less applicable servicing fees.

3

If the loan does not perform, payments to the investor will be limited to the pro-rata portion of any payments received, according to the respective principal balances funded by the investor, less applicable servicing fees.

Revenue Recognition.    The Company generates revenue primarily through interest, auction success fees, origination fees, and service fees on loans originated. Interest income on loans is calculated based on the contractual interest rate of the loan and recorded as interest income as earned. The Company allows borrowers to “prepay” the principal balance of their loans without having to pay the future expected interest. The Company, however, requires collection of the interest accrued through payment date. Service fees are fees charged to investors on a weekly basis based on a percentage of the payments received from borrowers. The service fees are recorded as income when payments are received. The origination fees, relating to the portion of the loans the Company owns, are deferred and recognized over the life of the loan using the effective interest method. Origination fees collected but not yet recognized as revenue are recorded as deferred revenue. The Company views the value of the auction as being delivered upon acceptance of the loans. As such, the auction success fees, relating to the portion owned by investors, are recognized when received upon the funding of the loans.

The Company charges fees for late payments, ACH return fees, and other fees charged by providers for failed payments. Generally, fees are used to cover costs incurred for collection. Any remaining portion of these fees is provided to the loan investors on a weighted basis by the principal amount invested in the particular loan. As such, the Company occasionally receives fee revenue from their investment portion in each loan.

Income Taxes.   We recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are recorded to reduce deferred tax assets to the amount we believe is more likely than not to be realized.

Uncertain tax positions are recognized only when we believe it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. We recognize interest and penalties, if any, related to uncertain tax positions in income tax expense.

We file income tax returns in the United States for federal, state, and local jurisdictions. We are potentially subject to a tax examination for a period of three years from the date a return is originally filed or filed as amended, which as of June 30, 2015, includes all returns filed since our inception. No income tax returns are currently under examination by taxing authorities.

Accounting for Stock-Based Compensation.   Our stock-based compensation is measured based on the grant date fair value of the awards and recognized as compensation expense on a straight-line basis of the period during which the option holder is required to perform services in exchange for the award (vesting period). We use the Black-Scholes Option Pricing Model to estimate fair value of stock options. The use of the option valuation model requires subjective assumptions, including the fair value of our common stock, the expected term of the option and the expected stock price volatility based on peer companies. Additionally, the recognition of stock-based compensation expense requires an estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited. For the period May 1, 2015 through December 31, 2015, $12,104 in stock-based compensation has been expensed.

Advertising Costs.   All advertising costs are expensed as incurred.

4

StreetShares, Inc. and Subsidiaries
Reston, Virginia

CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Six-Month Periods Ended
December 31, 2015 (reviewed) and for
December 31, 2014 (unaudited)
and as of and for the
Year Ended June 30, 2015 (audited)

F-1

Baker Tilly Virchow Krause, LLP
8219 Leesburg Pike, Suite 800
Tysons Corner, VA 22182-2625
tel 703 923 8300
fax 703 923 8330
bakertilly.com

Independent Auditors’ Review Report

To the Board of Directors and Stockholders of

StreetShares, Inc. and Subsidiaries

Reston, Virginia

We have reviewed the accompanying consolidated balance sheet of StreetShares, Inc., (a Delaware corporation) and subsidiaries as of December 31, 2015, and the related consolidated statements of operations, changes in redeemable stock and stockholders’ deficit, and cash flows for the six-month period then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility

The Company’s management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

Our responsibility is to conduct our review in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in accordance with accounting principles generally accepted in the United States of America.

Tysons Corner, Virginia

May 17, 2016

F-2

StreetShares, Inc. and Subsidiaries

Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2015 (reviewed) and for December 31, 2014 (unaudited) and as of and for the Year Ended June 30, 2015 (audited)

F-3

StreetShares, Inc. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2015 (reviewed) and June 30, 2015 (audited)

	Reviewed	Audited
	December 31, 2015	June 30, 2015

Assets
Cash and cash equivalents	$731,335	$1,542,482
Advances from investors	576,494	509,198
Loans, net	4,080,471	2,003,686
Note due from investors	5,702	-
Accrued interest receivable	22,356	8,931
Prepaid expenses	26,404	28,163
Property, equipment, and software, net	47,135	54,516
Other assets	5,503	20,363

Total Assets	$5,495,399	$4,167,339

Liabilities, Redeemable Stock, and Stockholders' Deficit

Liabilities
Accounts payable	$159,325	$15,359
Accrued expenses	137,430	253,855
Payable to investors	4,437,549	2,254,961
Accrued interest payable	13,863	6,338
Deferred revenue	33,810	12,428
Lines of credit	350,375	-
Net advances owed to stockholders	42,116	49,279
Other liabilities	74,433	206,282
Convertible debt, at fair value	2,498,854	2,063,855

Total Liabilities	7,747,754	4,862,357

Redeemable Stock
Series seed preferred stock: $0.0001 par value; 4,735,924 shares authorized; issued and outstanding as of December 31, 2015 and 2014 (liquidation preference value of $1,200,000 as of December 31, 2015 and June 30, 2015)	1,200,000	1,200,000

Stockholders' Deficit
Common stock; $0.0001 par value; 17,000,000 shares authorized; 10,207,352 shares issued and 8,969,852 outstanding as of December 31, 2015 10,030,396 shares issued and outstanding as of June 30, 2015	1,021	1,003
Additional paid-in capital	58,115	261,430
Treasury stock, at cost, 1,237,500 shares as of December 31, 2015 and 0 shares as of June 30, 2015	(124)	-
Accumulated deficit	(3,511,366)	(2,157,451)

Total stockholders' deficit	(3,452,354)	(1,895,018)

Total Liabilities, Redeemable Stock, and Stockholders' Deficit	$5,495,399	$4,167,339

F-4

StreetShares, Inc. and Subsidiaries

Consolidated Statements of Operations

For the Six-Month Periods Ended December 31, 2015 (reviewed) and December 31, 2014 (unaudited)

	Reviewed	Unaudited
	December 31, 2015	December 31, 2014

Operating Revenue
Auction success fees	$114,654	$-
Origination fees	14,191	1,295
Service fees	16,174	679

Total operating revenue	145,019	1,973

Net Interest Income (Expense)
Interest income	40,549	11,752
Interest expense	(77,950)	(3)

Total net interest income (expense)	(37,401)	11,751

Provision for Loan Losses	(6,563)	(13,419)

Net revenue	101,055	305

Operating Expenses
Payroll and payroll taxes	742,399	412,061
Professional fees	222,711	48,766
Marketing expenses	206,320	72,006
General and administrative	14,535	30,767
Rent expense	31,952	27,304
Depreciation and amortization	10,808	7,341
Other operating expenses	251,246	72,124

Total operating expenses	1,479,970	670,369

Other Income
Other Income	25,000	-

Net Loss	$(1,353,915)	$(670,064)

F-5

StreetShares, Inc. and Subsidiaries

Consolidated Statements of Changes in Redeemable Stock and Stockholders’ Deficit

For the Six-Month Periods Ended December 31, 2015 (reviewed) and for the Year Ended June 30, 2015 (audited)

	Redeemable Stock		Stockholders' Deficit
	Series Seed				Additional				Total
	Preferred Stock		Common Stock		Paid-In	Treasury Stock		Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Deficit	Deficit

Balance, June 30, 2014	4,735,924	1,200,000	10,000,000	1,000	-	(127,600)	(13)	(226,156)	(225,169)

Issuance of Common Stock	-	-	22,721	2	7,501	127,600	13	-	7,516

Exercise of Warrants to Purchase Common Stock	-	-	7,675	1	338	-	-	-	339

Stock Compensation	-	-	-	-	7,411	-	-	-	7,411

Debt Discount on Convertible Notes - Net of Tax	-	-	-	-	246,180	-	-	-	246,180

Net Loss	-	-	-	-	-	-	-	(1,931,295)	(1,931,295)

Balance, June 30, 2015 (audited)	4,735,924	$1,200,000	10,030,396	$1,003	$261,430	-	$-	$(2,157,451)	$(1,895,018)

Issuance of Common Stock	-	-	159,531	16	7,961	-	-	-	7,977

Repurchase of Common Stock	-	-	-	-	-	(1,237,500)	(124)		(124)

Exercise of Warrants to Purchase Common Stock	-	-	17,425	2	566	-	-	-	568

Stock Compensation	-	-	-	-	4,704	-	-	-	4,704

Debt Discount on Convertible Notes - Net of Tax	-	-	-	-	(216,546)	-	-	-	(216,546)

Net Loss	-	-	-	-	-	-	-	(1,353,915)	(1,353,915)

Balance, December 31, 2015 (reviewed)	4,735,924	$1,200,000	10,207,352	$1,021	$58,115	(1,237,500)	$(124)	$(3,511,366)	$(3,452,354)

F-6

StreetShares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Six-Month Periods Ended December 31, 2015 (reviewed) and December 31, 2014 (unaudited)

	Reviewed	Unaudited
	December 31, 2015	December 31, 2014

Cash Flows from Operating Activities
Net loss	$(1,353,915)	$(670,064)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	10,808	7,341
Stock compensation expense	4,704	-
Provision for loan losses	6,563	13,419
Interest on convertible notes	74,089	-
Changes in assets and liabilities:
Advances from investors	(67,296)	-
Note due from investors	(5,702)	-
Prepaid expenses and other assets	14,322	(10,890)
Loans	(2,190,937)	(732,190)
Accrued interest receivable	(13,425)	-
Deferred revenue	21,382	26,724
Accounts payable	143,966	8,869
Accrued expenses	(116,426)	(3,115)
Payable to investors	2,290,177	862,827
Accrued interest payable	7,525	-
Other liabilities	(12,809)	-

Net cash used in operating activities	(1,186,975)	(497,078)

Cash Flows from Investing Activities
Purchase of property, equipment, and software	(1,131)	(31,977)

Cash Flows from Financing Activities
Line of Credit	360,852	-
Decrease in net advances owed to stockholders	(7,163)	(16,955)
Issuance of common stock	8,545	383
Purchase of treasury stock	(124)	-
Early exercise of stock options	14,847	-

Net cash provided by (used in) financing activities	376,957	(16,572)

Net Decrease in Cash and Cash Equivalents	(811,149)	(545,628)

Cash and Cash Equivalents, beginning of year/period	1,542,482	1,062,722

Cash and Cash Equivalents, end of year/period	$731,335	$517,094

Non-cash Financing Transactions:
Conversion of convertible debt to series seed preferred stock	$-	$-

F-7

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2015 (audited)

NOTE 1 - ORGANIZATION

StreetShares, Inc. was incorporated on December 3, 2013 under the laws of the state of Delaware. StreetShares, Inc. wholly owns and operates four subsidiaries, StreetShares Lending Company, LLC (“SSLC”), a Delaware limited liability company, which was formed on July 15, 2013, StreetShares Investor Interest Holding, LLC (“SSIIH”) and had a name change to StreetShares Funding, LLC (“SSF”) on December 10, 2015, a Delaware limited liability company, which was formed on October 28, 2014, StreetShares Investors Servicing, LLC (“SSIS”), a Delaware limited liability company, which was formed on December 8, 2015, STR Co-Investment, LLC (“STR”), a Delaware limited liability company, which was formed on December 8, 2015, and shall each have an indefinite life pursuant to its operating agreement. The accompanying consolidated financial statements include the accounts of StreetShares, Inc., SSLC, SSF, SSIS and STR. Collectively, these entities are known as the Company.

The Company’s principal activity is providing business loans to small businesses located throughout the United States. The Company offered fully amortizing term loans from $5,000 to $50,000 for terms of six months, one year, two years, three years, and five years from July 2014 to June 2015. As of December 31, 2015, the Company offers loans from $2,000 to $100,000 for terms of three months, six months, one year, eighteen months, two years and three years and also introduced a line of credit product.

The Company makes an investment representing a portion of every approved loan and places the remaining portion for auction on their marketplace. The Company uses their technology and data analytics to aggregate data about the small business and its owner, assess the creditworthiness of both, approve or deny their loan request, and then price the loan accordingly. Potential loan investors bid an amount of the loan and required interest rate. At the end of the auction, the aggregate of the lowest bids required to fund the approved loan amount are consolidated into one term loan for the borrower at the weighted average rate. Each investor who wins the auction receives their required interest rate.

The Company began operations on July 15, 2013 (inception), which primarily included start-up and organizational activities. The Company originated its first loan in July 2014.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation - The Company prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of StreetShares, Inc. as well as the accounts of their wholly-owned subsidiaries, SSLC, SSF, SSIS and STR. All significant intercompany balances and transactions have been eliminated in consolidation. The Company consolidates the financial statements of all entities in which it has a controlling financial interest. The Company has concluded that it does not have any variable interests with any variable interest entities (“VIE”).

Use of Estimates - The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Significant estimates include allowance for loan losses, stock-based compensation expense, valuation of warrants, capitalized software development costs, the useful lives of long-lived assets, the valuation of deferred tax assets, and the fair value of convertible debt. The Company bases its estimates on historical experience, current events, third party valuations, and other factors they believe to be reasonable. These estimates and assumptions are inherently subjective in nature; actual results may differ from the estimates and assumptions and such differences may be material.

Cash and Cash Equivalents - The term “cash,” as used in the accompanying consolidated financial statements, includes currency on hand and checking, saving, and money market accounts held with financial institutions. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be a considered a cash equivalent. Interest bearing and non-interest bearing accounts held in an insured institution are aggregated and guaranteed by the Federal Deposit Insurance Corporation up to $250,000. The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant liquidity risk.

F-8

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Period Ended December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2015 (audited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Advances from Investors - The Company requires cash deposits from prospective investors (lenders) in anticipation of their participation in future loan auction activities. Deposits are refundable and, accordingly are included as a component of Payable to Investors.

Loans - The Company values the full value of their loans at the outstanding value of principal reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet date. The Company originated its first loan in July 2014.

Allowance for Loan Losses - The allowance for loan losses (“ALL”) is established through periodic charges to the provision for loan losses. Loan losses are charged against the ALL when the Company believes that the future collection of principal is unlikely. Subsequent net recoveries, if any, are credited to the ALL.

The Company evaluates the creditworthiness of its portfolio on an aggregated basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known factors applicable to individual loans, such as delinquency status, are considered in estimating the effect of any incurred losses on the recorded amount of the allowance for loan losses, known and inherent risks in the loan portfolio, adverse situations that may affect borrower’s ability to repay, and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, seasonality, business conditions, and emerging trends. Recovery of the carrying value of loans is dependent to a great extent upon conditions that may be beyond the Company’s control. Any combination of the aforementioned factors may adversely affect the Company’s loans resulting in increased delinquencies and loan losses and could require additional provisions for credit losses, which could impact future periods. As of December 31, 2015, management has recorded an ALL of approximately $249,981. Of the $249,981, approximately $26,313 is related to the loans funded by the Company and approximately $223,668 is related to the loans funded by investors. The allocation of the allowance for the loan losses between the Company and the investors is determined on a pro-rata basis according to the relative principal balances outstanding funded by each party. The investor portion of the allowance does not affect the operations of the Company, as it is reduction in the amount payable to investors. There are no charge-offs and recoveries related to ALL for the period ended December 31, 2015.

Impaired and Charged-Off Loans - The Company loans are paid back on a weekly basis. The Company considers a loan to be late when no payment is made after 7 days since the payment due date. Loans with over 14 days since last payment are considered to be delinquent and impairments are applied. The Company continues to accrue interest on late and delinquent loans. Loans are returned to current status when the Company receives all accrued payments, interest, and fees required with the original amortization schedule and, in the Company’s judgment, will continue to make their payments as scheduled.

Generally, after 150 days of delinquency, the Company will make an assessment of whether an individual loan should be charged off based on the payment status and information gathered through collection efforts. A loan is charged off when the Company determines it is probable that they will be unable to collect all of the remaining principal payments. In certain circumstances, loans may be charged off at an earlier or later date. Charge-offs will be allocated to the Company and the investors on a pro-rata basis according to the relative principal balances outstanding funded by each party.

Property, Equipment, and Software - Property, equipment, and software (“PE&S”) consists of computers and electronics, office equipment and furniture, and capitalized internal-use software costs. PE&S are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are recognized over the estimated useful lives of the assets using the straight-line method. For electronics, the Company estimates a 5-year useful life. All other PE&S assets are estimated to have a 2-to-5-year useful life or lease-term, if shorter, for leasehold improvements.

The Company’s internally developed software includes the costs incurred to develop the website, platform, and other affiliated costs and are capitalized when the preliminary project stage is completed, the Company has authorized funding, and it is probable that the project will be completed and used to perform its intended function. Capitalized software costs primarily include salary costs for employees directly involved in the development efforts, software licenses acquired, and fees paid to outside consultants and contractors.

F-9

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Period Ended December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2015 (audited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Software development costs incurred prior to meeting the criteria for capitalization and costs incurred for training and maintenance are expensed as incurred. Certain upgrades and enhancements to existing software that result in additional functionality are capitalized. Capitalized software development costs are amortized using the straight-line method over their expected useful lives, generally 2 to 5 years.

PE&S consisted of the following:

	Estimated Useful Life	Dec-15	Jun-15

Computer and electronics	5 years	$41,950	$41,950
Office equipment, furniture, and fixtures	5 years	3,543	3,543
Capitalized internal-use software	3 years	22,812	22,812
Leasehold improvements	life of lease	1,150	1,150
Patent		1,130	-

		70,585	69,455
Less: accumulated depreciation and amortization		(23,450)	(14,939)

Property, Equipment, and Software, net		$47,135	$54,516

Depreciation and amortization expense for the period ended December 31, 2015 was approximately $10,808, of which $2,296 related to amortization of deferred financing costs.

The Company is required to assess potential impairment of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company has determined that no impairment has occurred for the period ended December 31, 2015 or for the year ended June 30, 2015.

Loans and Payable to Investors - The Company uses Member Payment Dependent Notes (“MPDNs”) to fund a portion of loans to borrowers. MPDNs are unregistered securities that are dependent upon the performance of a portion of the Company’s note to the borrower. Investors specify the amount and rate they require to fund that portion of the loan and the term to maturity matches the term of the underlying note. If the loan performs according to its terms, the investor receives the principal and interest portions of the loan in proportion to their investment, less applicable servicing fees. If the loan doesn’t perform, payments to the investor will be limited to the pro-rata portion of any payments received, according to the respective principal balances funded by the investor, less applicable servicing fees. MPDNs are available to accredited investors only.

Revenue Recognition - The Company generates revenue primarily through interest, auction success fees, origination fees, and service fees on loans originated. Interest income on loans is calculated based on the contractual interest rate of the loan and recorded as interest income as earned. The Company allows borrowers to “prepay” the principal balance of their loans without having to pay the future expected interest. The Company, however, requires collection of the interest accrued through payment date. Service fees are fees charged to investors on a weekly basis based on a percentage of the payments received from borrowers. The service fees are recorded as income when payments are received. The origination fees, relating to the portion of the loans the Company owns, are deferred and recognized over the life of the loan using the effective interest method. Origination fees collected but not yet recognized as revenue are recorded as deferred revenue. The Company views the value of the auction as being delivered upon acceptance of the loans. As such, the auction success fees, relating to the portion owned by investors, are recognized when received upon the funding of the loans.

F-10

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2015 (audited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

The Company charges fees for late payments, ACH return fees, and other fees charged by providers for failed payments. Generally, fees are used to cover costs incurred for collection. Any remaining portion of these fees is provided to the loan investors on a weighted basis by amount invested in the particular loan. As such, the Company occasionally receives fee revenue from their investment portion in each loan.

Income Taxes - The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are recorded to reduce deferred tax assets to the amount the Company believes is more likely than not to be realized.

Uncertain tax positions are recognized only when the Company believes it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

The Company files income tax returns in the United States for federal, state, and local jurisdictions. The Company is potentially subject to a tax examination for a period of three years from the date a return is originally filed or filed as amended, which as of June 30, 2015, includes all returns filed since the Company’s inception. No income tax returns are currently under examination by taxing authorities.

Accounting for Stock-Based Compensation - The Company’s stock based compensation is measured based on fair value of the awards at the grant date and recognized as compensation expense on a straight-line basis over the period during which the option holder is required to perform services in exchange for the award (vesting period). The Company uses the Black-Scholes Option Pricing Model to estimate fair value of stock options. The use of the option valuation model requires subjective assumptions, including the fair value of the Company’s common stock, the expected term of the option, and the expected stock price volatility based on peer companies. Additionally, the recognition of stock-based compensation expense requires an estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited.

Advertising Costs - All advertising costs are expensed as incurred.

Fair Value Measurement - In accordance with Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, the Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in period subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value. The three tiers are defined as follows:

Level 1 -	Quoted prices in active markets for identical assets or liabilities accessible by us at the measurement date.

Level 2 -	Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other unobservable inputs other than quoted prices.

Level 3 -	Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

F-11

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Period Ended December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2015 (audited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to fair value measurement.

Recent Accounting Pronouncements - In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). Under the amended guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The FASB has voted to approve a one-year deferral of the effective date from January 1, 2017 to January 1, 2018, while allowing for early adoption as of January 1, 2017. Management is currently evaluating this guidance and does not expect this guidance to have a material impact on the Company’s consolidated financial statements, but significant disclosures to the Notes thereto will be required.

January 2015, the FASB issued ASU No. 2015-01, Income Statement - Extraordinary and Unusual items (Subtopic 22-20). The adoption of this guidance is not expected to have a material effect on the Company’s consolidated financial statements or the Notes thereto.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810) - Amendments to the Consolidation Analysis. Under the amended guidance all reporting entities are within the scope of Subtopic 810-10, Consolidation - Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The presumption that a general partner controls a limited partnership has been eliminated. The ASU is effective for the annual period ending after December 15, 2015, and all reporting periods thereafter. The adoption of this guidance is not expected to have a material effect on the Company’s consolidated financial statements or the Notes thereto.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern (Subtopic 205-40). In connection with preparing financial statements for each annual and interim reporting periods, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued (or at the date that the financial statements are available to be issued when applicable). The amendments in this update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The adoption of this guidance is not expected to have a significant impact on the consolidated financial condition, results of operations or liquidity of the Company.

NOTE 3 - LOANS AND PAYABLE TO INVESTORS

The Company’s marketplace is where borrowers and investors engage in transactions relating to custom loans. SSLC issues notes to the borrowers and StreetShares, Inc. issues notes as a means to allow investors to invest in the associated loans.

As of December 31, 2015, loans outstanding, on the accompanying consolidated balance sheet, consists of the following:

	StreetShares Loans Outstanding	Investor Loans Outstanding	Total Loans Outstanding

Loans	$245,729	$4,084,723	$4,330,452
Allowance for loans losses	(26,313)	(223,668)	(249,981)

Total loans, net	$219,415	$3,861,056	$4,080,471

F-12

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Period Ended December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2015 (audited)

NOTE 3 - LOANS AND PAYABLE TO INVESTORS - CONTINUED

As of December 31, 2015, payable to investors, on the accompanying consolidated balance sheet, consists of the following:

Net loans owned by investors	$4,084,723
Provision for loan losses	(223,668)
Advances from investors	576,494

Total payable to investors	$4,437,549

As of December 31, 2015, loans had original terms of three months, six months, one year, 18 months, two years and three years. As of June 30, 2015, loans had original terms of 6 months, 1 year, 2 years, 3 years, and 5 years. As of June 30, 2014, no loans had been originated.

As of December 31, 2015, all loans outstanding have been originated within the previous 17 months, through market place auctions. Because the terms of these loans are established through such auctions, the Company believes the carrying amount of these loans, and the corresponding payables to investors approximate their fair value.

NOTE 4 - REDEEMABLE STOCK AND STOCKHOLDERS’ EQUITY

In May 2014, the Company raised approximately $1,200,000 in equity financing from new investors through the issuance of 4,735,924 shares of Series Seed Convertible Preferred Stock (“Preferred Stock”). Approximately 779,000 shares were issued to investors in which the Company converted promissory notes for approximately $180,000 in proceeds. The remaining shares were issued at a purchase price of $0.258 per share.

In conjunction with the Preferred Stock financing, the Company amended its Certificate of Incorporation and authorized the issuance of up to 21,735,924 shares of stock, 17,000,000 of which have been designated as common stock and 4,735,924 of which have been designated as preferred stock. The par value of the common stock and preferred stock is $0.0001 per share. The holders of each series of Preferred Stock and the holders of common stock have certain rights and privileges as described below.

Voting - Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares could be converted. The holders of Preferred Stock have equal voting rights and powers of those of common stock holders and shall vote together with the holders of common stock as a single class, with the exception of voting on certain matters. A majority vote of the holders of Preferred Stock, defined as 66.67 percent, voting as a single and separate class, is required in order to authorize certain actions of the Company including, the removal or replacement of the Chief Executive Officer, Chief Operating Officer, or Chief Technology Officer, any action that changes the rights, preferences, or privileges of Preferred Stock, the increase or decrease in the authorized number of shares of Preferred Stock or common stock, the authorization of any new class or series of stock or certain other convertible securities, the redemption or repurchase of the Company’s common stock or Preferred Stock, certain transactions regarding the transfer of assets or acquisitions, the voluntary dissolution or liquidation of the Company, any amendment of the Company’s Certificate of Incorporation or Bylaws of the Company, the increase or decrease in the authorized number of members of the Board, or any payment or declaration of a dividend on shares of any common stock or Preferred Stock that ranks junior to the Series Preferred.

As long as any Preferred Stock shares remain outstanding, the holders of the Preferred Stock, voting as a separate class, are entitled to elect two members of the Board of Directors. The holders of common stock and Preferred Stock, voting together as a single class on an as-if converted to common stock basis, shall be entitled to elect five members of the Board of Directors. The holders of Preferred Stock and common stock, voting together as a single class on an as-if converted to common stock basis, shall be entitled to elect all remaining members of the Board of Directors. In accordance with the amended and restated Certification of Incorporation, when at least 10 percent of the originally issued Preferred Stock shares are outstanding, the Company shall not directly or indirectly by amendment, merger, consolidation, or otherwise create an event or circumstance that is defined in the executed agreement, without at least two-third percentage of the then-outstanding shares of Preferred Stock.

F-13

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2015 (audited)

NOTE 4 - REDEEMABLE STOCK AND STOCKHOLDERS’ EQUITY - CONTINUED

Conversion - The holders of Preferred Stock, at the option of the holder, may be converted at any time into common stock. The number of shares of common stock to which a holder of Preferred Stock shall be entitled to, upon conversion, shall be equal to the conversion rate in effect at the time of conversion multiplied by the number of shares of Preferred Stock being converted. The conversion rate in effect at the time of conversion shall be equal to the applicable original issue price divided by the applicable conversion price. The conversion price for each series of Preferred Stock shall initially be equal to the original issue price of such series of Preferred Stock, and is subject to adjustments pursuant to the Company’s Certificate of Incorporation. The conversion rate in effect as of December 31, 2015 is 1:1.

Shares of Preferred Stock shall automatically be converted into common stock at the then-effective conversion rate,

1) at any time upon affirmative election of the holders of the Preferred Stock, voting as a single class; or

2) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company in which the gross proceeds to the Company are at least $25,000,000. Upon such automatic conversion, any declared but unpaid dividends shall be paid.

Liquidation - In the event of any liquidation, dissolution, or winding down of the Company, whether voluntary or involuntary (“Liquidation Event”), before any distribution or payment shall be made to the holders of common stock, the holders of Preferred Stock shall be entitled to be paid, for each share of Preferred Stock held, an amount per share equal to the original issue price of the Preferred Stock plus any declared but unpaid dividends on Preferred Stock. After the payment of the full liquidation preference to the holders of Preferred Stock, the remaining assets available for distribution shall be distributed ratably to the holders of common stock.

Dividends - If declared by the Board of Directors of the Company, the holders of Preferred Stock, in preference to the holders of common stock, are entitled to receive non-cumulative cash dividends in a per share amount equal (on an as-converted basis) to the amount paid for each share of common stock.

Redemption - The Company shall be obligated to redeem the Preferred Stock upon the vote of the holders of a majority, defined as 66.67 percent, of the then-outstanding shares of Preferred Stock, after a deemed Liquidation Event, which does not result in the dissolution of the Company, as defined in the Amended Articles of Incorporation. The redemption amount for each share of Preferred Stock shall be equal to the original issue price of the Preferred Stock plus any declared but unpaid dividends on Preferred Stock.

The Preferred Stock is redeemable at the option of the holder. The Company has evaluated the redemption features of the Preferred Stock to determine if the Preferred Stock should be considered liabilities or mandatorily redeemable securities requiring classification as liabilities under U.S. GAAP. The Company has concluded that the Preferred Stock does not require classification as a liability. Given the potential redemption of the Preferred Stock, the Company has concluded to present the carrying value of the Preferred Stock outside of stockholders’ equity as temporary equity and in the “mezzanine” in the accompanying consolidated balance sheets.

Stock Warrants - For the period ended December 31, 2015, the Company issued warrants to purchase up to 200,900 shares of common stock in exchange for hitting various benchmarks, which 17,425 shares were exercised during the year. Warrants have a per-share exercise price of fair market value at the time of warrants issuance, as determined by the Company’s Board of Directors. The warrants are fully exercisable upon issuance, and are scheduled to expire from November 2019 to December 2020. The Company cancelled warrants to purchase 164,123 shares of common stock previously issued to an investor in August 2015.

Restricted Stock - On December 3, 2013, 10,000,000 shares of common stock were issued to the three co-founders for 0.0001 per share. The shares were owned by the founders at the time of issuance. As of the date of the Restricted Stock Purchase Agreement, 25 percent of the shares of stock will vest immediately, and the remaining shares of stock will be subject to the repurchase option on a monthly basis such that 100 percent of the shares of stock will be released from the repurchase option on November 5, 2017.

Effective July 1, 2015, one of the three co-founders surrendered 1,237,500 shares of his common stock to the Company. The individual also resigned from his position as an employee and director of the Company on June 15, 2015. On July 6, 2015, the company purchased the 1,237,500 shares of common stock back from the co-founder for 0.0001 per share.

F-14

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Period Ended December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2015 (audited)

NOTE 5 - STOCK-BASED COMPENSATION

In December 2013, the Company adopted and the stockholders approved the 2014 Equity Incentive Plan (“2014 EIP”). The 2014 EIP provides for the grant of incentive stock options to the Company’s employees and for the grant of non-statutory stock options to the Company’s employees, directors, advisors, and consultants. The Company has initially authorized to issue up to 1,765,000 shares of common stock. Under the 2014 EIP, stock options granted to eligible participants have a ten-year contractual life and generally vest and become fully exercisable at the end of the required service period. Options under the 2014 EIP are granted with exercise prices intended to be at least equal to the grant date fair value of the Company’s common stock, as determined by the Company’s Board of Directors. The shares are subject to repurchase by the Company in the event of termination by the grantee at a price equal to the fair market value at the time of repurchase. The 2014 EIP also provides for the issuance of restricted stock awards, restricted stock unit awards, and stock appreciation rights.

Certain employee and non-employee option agreements granted under the 2014 EIP allow for the early exercise of an option before vesting (“Early Exercise Option”); however, shares issued thereon remain subject to the restriction through the remainder of the original vesting schedule for the stock option award. The Company may repurchase an unvested Early Exercise Option at a price equal to the lower of the fair market value at the date of repurchase or the exercise price of the Early Exercise Option.

A summary of stock option activity under the 2014 EIP of the Company is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise Price	Contractual
	Option Shares	per Share	Term

Granted	353,416	$0.05	10 years
Exercised	(150,321)	0.05	-
Canceled	-	-	-

Outstanding at June 30, 2015	203,095	$0.05	9.1 years

Granted	1,313,608	0.03	10 years
Exercised	(159,531)	0.05	-
Cancelled	(11,667)	0.05	-

Outstanding as of December, 2015	2,283,105	$0.05	9.3 years

F-15

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Period Ended December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2015 (audited)

NOTE 5 - STOCK-BASED COMPENSATION - CONTINUED

A summary of vested options and unvested options expected to vest at December 31, 2015, is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise Price	Contractual
	Option Shares	per Share	Term
Options at December 31, 2015
Vested	164,388	$0.05	8.6 years
Unvested and exercisable	2,118,716	0.05	9.4 years

Vested and Expected to Vest	2,283,104	$0.05	9.4 years

A summary of vested options and unvested options expected to vest at June 30, 2015, is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise Price	Contractual
	Option Shares	per Share	Term

Options at June 30, 2015
Vested	83,643	$0.05	9 years
Unvested and exercisable	1,057,052	0.05	9.1 years

Vested and Expected to Vest	1,140,695	$0.05	9.1 years

All stock awards made under the 2014 EIP are restricted as to transferability and to sale, and the Company has the right of first refusal on any resale of any stock owned by employees and non-employees pursuant to stock option exercises.

The Company calculates the estimated value of options granted to both employees and non-employees, including those whose original terms have been modified, using the Black-Scholes options pricing model. The Company records the related compensation expense over the requisite service period, normally the vesting life of the award, on a straight-line basis. The options pricing model includes the input of highly subjective assumptions including the expected term, volatility, risk-free interest rate, and dividend yield. The estimated expected term of an award is determined by reference to the simplified method commonly used in the absence of significant and meaningful option history. The Company has estimated the expected volatility by reference to historical volatilities of similar publicly traded companies’ common stock over the most recent period commensurate with the estimated expected term of the awards. The risk-free interest rate is based on the U.S. Treasury bond rate in effect at the time of grant. The dividend yield is based on the average dividend yield over the expected term of the option.

F-16

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Period Ended December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2015 (audited)

NOTE 5 - STOCK-BASED COMPENSATION - CONTINUED

The fair value of each option was estimated on the date of grant using the following assumptions for grants:

	December 31, 2015	June 30, 2015

Stock price volatility	48%	48%
Expected term	7 years	7 years
Risk-free interest rate	1.76% - 2.04%	1.37% - 1.77%
Dividend yield	0%	0%

The total stock-based compensation expense in the amount of approximately $4,704 was recorded for the period ended December 31, 2015. The Company recognized compensation expense in the amount of approximately $7,400 for the year ended June 30, 2015. The Company did not recognize any compensation expense recorded for the period July 15, 2013 (inception) through June 30, 2014 as no granted options had vested during this period. The total unamortized compensation expense related to awards of approximately $39,800 and $24,900 as of December 31, 2015 and June 30, 2015, respectively, is expected to be recognized over a weighted average remaining period of three years. As of December 31, 2015, the Company received approximately $33,500 from employees on the early exercise of unvested stock options, which is included in liabilities on the accompanying consolidated balance sheets.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Operating Leases - On June 24, 2014, the Company entered into an 18 month lease for their corporate offices located in Reston, Virginia. The lease terminates on December 31, 2015 and calls for monthly rent payments of approximately $5,120 with an increase to approximately $5,325 on July 1, 2015. After December 31, 2015, the lease provides the option to commence a month-to-month agreement. An amendment was executed on August 27, 2015 to extend the term to June 30, 2016, with otherwise similar terms. A second amendment was executed on April 14, 2016 to extend the term to December 31, 2016, with otherwise similar terms.

Future minimum lease payments under non-cancelable operating leases as of the report date are as follows:

Year ending June 30, 2016	$63,904

$63,904

NOTE 7 - INCOME TAXES

The Company records deferred income taxes to reflect the net tax effects of temporary differences, if any, between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. At December 31, 2015 and June 30, 2015, the Company’s net deferred tax asset consisted primarily of differences in the basis of property, equipment, and software and its taxable net operating losses available for carryforward. The Company has recorded a valuation allowance against the entire net deferred tax asset, as management believes it is more likely than not that the Company will not be able to benefit from the net deferred tax asset. As a result, the accompanying consolidated financial statements do not reflect a benefit for income taxes. As of December 31, 2015 and June 30, 2015, the Company has estimated it has a total domestic Net Operating Loss (“NOL”) for federal and state income tax purposes of approximately $1,375,000 and $860,000, respectively, which will begin to expire in 2035. Utilization of the Company’s domestic federal NOL may be subject to an annual limitation due to the “change of ownership” provisions of the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

F-17

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Period Ended December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2015 (audited)

NOTE 7 - INCOME TAXES - CONTINUED

The Company recorded $19,756 and $164,120 related to tax effect of the convertible debt for the period ended December 31, 2015 and year ended June 30, 2015, respectively. The amount is included in liabilities on the accompanying consolidated balance sheets.

NOTE 8 - LINE OF CREDIT

On June 19, 2014, the Company obtained a line of credit with financial institution, EagleBank, with maximum borrowings of up to $100,000 to provide the Company short-term working capital and is secured by a first priority blanket lien on substantially all of the Company’s assets and is further guaranteed for repayment by the Company’s two co-founders, individually. Interest is payable monthly which accrues interest at the 30-day London Interbank Offered Rate adjusted on a daily basis plus 3.5 percent, subject to a floor rate of 4.5 percent. The interest rate was 4.5 percent as of December 31, 2015 and June 30, 2015. In December 2014, the Company obtained an additional line of credit with maximum borrowings of up to $400,000. Both line of credits are due on demand and has a reaffirmation date of July 1, 2016. Principle is due on the earlier of demand or June 1, 2016. As of December 31, 2015, the Company drew $150,375 on the line of credit.

On December 22, 2015, the Company entered into an agreement with Endeavor Capital Management, LLC (“Endeavor”) where Endeavor shall provide a line of credit to StreetShares for up to the amount set forth in a schedule provided by StreetShares. StreetShares shall pay Endeavor 18% simple interest on the average daily balance of the drawn line of credit, as calculated and paid on a monthly basis. As security for the line of credit, Endeavor shall be granted a blanket lien on the assets of StreetShares. This line of credit is part of a debt deal with Endeavor that is still pending. As of December 31, 2015, the Company drew $200,000 on the line of credit.

NOTE 9 - CONVERTIBLE DEBT

From February 2015 to May 2015, the Company issued approximately $2,449,500 in convertible promissory notes to investors, which are convertible into shares of the Company’s common stock. The convertible debt has a term of 18 months from the issuance date and accrues interest at 6 percent per annum. As of December 31, 2015, accrued and unpaid interest under the convertible debt is approximately $98,744. These notes have conversion features that will result in the notes being automatically converted into the Company’s stock if the Company issues equity securities of at least $1,000,000, in a single or series of multiple-related closings of the same offering. These notes are reflected on the accompanying consolidated balance sheets at their estimated fair value. Fair value has been estimated by discounting the principal balance outstanding using the Company’s estimated incremental borrowing rate (13 percent) applied over the term to conversion (2 months). The determination of fair value involved the use of Level 2 inputs. The resulting discount is reflected as a component of additional paid-in capital. The notes converted to Company stock on February 14, 2016.

The Company recorded $19,756 related to tax effect of the convertible debt for the period ended December 31, 2015. The amount is included in liabilities on the accompanying consolidated balance sheets.

NOTE 10 - RELATED PARTIES

Approximately $59,000 of start-up, general, and administrative expenses were incurred by the Company from the inception date which were funded by advances from the Company’s three co-founders, of which two are the Company’s primary stockholders. As of December 31, 2015 and June 30, 2015, the Company owes such advances back to its stockholders, which are included in net advances owed to investors and stockholders in the accompanying consolidated balance sheets.

F-18

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Period Ended December 31, 2015 (reviewed) and as of and for the Year Ended June 30, 2015 (audited)

NOTE 11 - ACCRUED EXPENSES

Accrued expense as of December 31, 2015 and June 30, 2015 is comprised of the following:

	December 31, 2015	June 30, 2015

Accrued marketing fee	$-	$18,023
Accrued professional and legal fee	125,000	217,057
Accrued payroll	-	9,415
Other	12,430	9,360

	$137,430	$253,855

NOTE 12 - SUBSEQUENT EVENTS

The Company has evaluated its consolidated financial statements for subsequent events through May 17, 2016, the date the accompanying consolidated financial statements were available to be issued. Other than the matters noted below, the Company is not aware of any subsequent events which would require recognition or disclosure in the accompanying consolidated financial statements.

Effective December 24, 2015, the Company formally resolved a relationship with an investor that owned approximately 18% of the investor outstanding loan balance. A new investor purchased 90% of the portfolio and the Company retained the remaining balance.

Effective February 17, 2016, the Company received approval of Regulation A+ from the Security and Exchange Commission (SEC).

Effective February 24, 2016, the Company had closing on an A round funding with $4,560,000 of equity raised. This raise triggered the conversion of the May 2015 convertible note.

F-19

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this seminannual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, Commonwealth of Virginia, on the 17th day of May, 2016.

STREETSHARES, INC.

By:	/s/ Mark L. Rockefeller
Name:	Mark L. Rockefeller
Title:	Chief Executive Officer

This offering statement has been signed by the following persons, in the capacities, and on the dates indicated.

Name and Signature	Title	Date

/s/ Mark L. Rockefeller	Chief Executive Officer, Director	May 17, 2016
Mark L. Rockefeller	(Principal Executive Officer)

/s/ Jesse Cushman	Vice President, Finance	May 17, 2016
Jesse Cushman	(Principal Financial Officer
and Principal Accounting Officer)

*	Chief Operating Officer, Director	May 17, 2016
Michael Konson

*	Director	May 17, 2016
Alexander G. Acree

*	Director	May 17, 2016
Gary A. Simanson

*	Director	May 17, 2016
David Wasik

*By:	/s/ Mark L. Rockefeller
Mark L. Rockefeller
As Attorney-in-Fact